UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

WORLD POINT TERMINALS, LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

9819G107

(CUSIP Number)

Jonathan Q. Affleck

8235 Forsyth Boulevard, Suite 400

St. Louis, Missouri 63105

(314) 889-9660

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 9819G107
1.	Name of Reporting Person: World Point Terminals, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 22,908,514 (1) 8. Shared Voting Power: 0 9. Sole Dispositive Power: 22,908,514 (1) 10. Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: CO

(1)	Includes 6,423,007 Common Units of the Issuer held directly by World Point Terminals, Inc. (“World Point”) and 16,485,507 Subordinated Units of the Issuer held directly by CPT 2010, LLC (“CPT 2010”), of which World Point is the sole member.
(2)	Based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP No.: 9819G107
1.	Name of Reporting Person: CPT 2010, LLC
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 16,485,507 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 16,485,507 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,485,507 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 47.3% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 16,485,507 Subordinated Units of the Issuer held directly by CPT 2010, of which World Point is the sole member.
(2)	Based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP No.: 9819G107
1.	Name of Reporting Person: The Novelly Dynasty Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 250,000 (1) 8. Shared Voting Power: 22,908,514 (2) 9. Sole Dispositive Power: 250,000 (1) 10. Shared Dispositive Power: 22,908,514 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,158,514 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 66.4% (3)
14.	Type of Reporting Person: OO (trust)

(1)	Represents Restricted Common Units originally granted to Paul A. Novelly under the Issuer’s Long Term Incentive Plan (the “LTIP”), which were subsequently sold to The Novelly Dynasty Trust. The Restricted Common Units vest April 23, 2017 subject to forfeiture if Paul A. Novelly’s services to the Issuer are terminated for any reason prior to April 23, 2017.
(2)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Subordinated Units held directly by CPT 2010. The Novelly Dynasty Trust and Novelly Family Trust (together, the “Novelly Trusts”) collectively own a controlling interest in World Point and as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(3)	Based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP No.: 9819G107
1.	Name of Reporting Person: The Novelly Family Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 22,908,514 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 22,908,514 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 22,908,514 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 65.7% (2)
14.	Type of Reporting Person: OO (trust)

(1)	Includes 6,423,007 Common Units held directly by World Point and 16,485,507 Subordinated Units held directly by CPT 2010. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly beneficially own the securities held by World Point and CPT 2010. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees. Each of Messrs. P.A. Novelly II and Twele and Mrs. Burns disclaims beneficial ownership except to the extent of their pecuniary interest, if any, in the securities held by World Point and CPT 2010.
(2)	Based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016.

CUSIP No.: 9819G107
1.	Name of Reporting Person: Apex Oil Company, Inc.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: OO (limited liability company)

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex Oil Company, Inc. (“Apex”), of which Apex Holding Co. (“Apex Holding”) is the sole shareholder.
(2)	Based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016. Apex does not beneficially own any Subordinated Units and its beneficial ownership of the Common Units (without giving effect to the future conversion of outstanding Subordinated Units) represents 8.4% of the Common Units outstanding.

CUSIP No.: 9819G107
1.	Name of Reporting Person: Apex Holding Co.
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Missouri
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 0 8. Shared Voting Power: 1,550,000 (1) 9. Sole Dispositive Power: 0 10. Shared Dispositive Power: 1,550,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,550,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 4.4% (2)
14.	Type of Reporting Person: CO

(1)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Paul A. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(2)	Based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016. Holding does not beneficially own any Subordinated Units and its beneficial ownership of the Common Units (without giving effect to the future conversion of outstanding Subordinated Units) represents 8.4% of the Common Units outstanding.

CUSIP No.: 9819G107
1.	Name of Reporting Person: Paul A. Novelly
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7. Sole Voting Power: 957,662 (1) 8. Shared Voting Power: 1,550,000 (2) 9. Sole Dispositive Power: 957,662 (1) 10. Shared Dispositive Power: 1,550,000 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,507,662 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 6.9% (3)
14.	Type of Reporting Person: IN

(1)	Represents 957,662 Common Units of the Issuer indirectly owned by Paul A. Novelly through St. Albans Global Management, LLLP, a Delaware limited liability limited partnership (“Global”), of which Mr. Novelly is the chairman.
(2)	Includes 1,550,000 Common Units of the Issuer held directly by Apex, of which Apex Holding is the sole shareholder. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.
(3)	Based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016. Mr. Novelly does not beneficially own any Subordinated Units and his beneficial ownership of the Common Units (without giving effect to the future conversion of outstanding Subordinated Units) represents 13.7% of the Common Units outstanding.

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on March 26, 2015 (the Schedule 13D), and relates to common units representing limited partner interests (the “Common Units”) of World Point Terminals, LP, a Delaware limited partnership (the “Issuer”). The Issuer’s principal executive office is located at 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

Subordinated units representing limited partner interests of the Issuer (“Subordinated Units”) may be converted into Common Units on a one-for-one basis after the expiration of the Subordination Period, as defined in the First Amended and Restated Agreement of Limited Partnership of the Issuer (the “Partnership Agreement”), and other circumstances as noted in the Partnership Agreement. Capitalized terms used in this Amendment No. 1 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

The Schedule 13D continues in effect, except as expressly modified hereby.

Item 2.	Identity and Background

(a)	This Amendment No. 1 is filed by World Point Terminals, Inc., a Delaware corporation, the Novelly Dynasty Trust, a Missouri trust, the Novelly Family Trust, a Missouri trust, Apex Oil Company, Inc., a Missouri corporation, Apex Holding Co., a Missouri corporation, and Paul A. Novelly. World Point is the sole member of CPT 2010 and the Novelly Trusts collectively own a controlling interest in World Point. Apex Holding is the sole stockholder of Apex and Mr. Novelly is the sole director of Apex Holding. Each of the foregoing is referred to collectively as the “Reporting Persons.” P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and thus are not deemed to beneficially own any of the securities. No shareholder of Apex Holding has a majority interest in Apex Holding, and, as such, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding.

(b)	The business address of each of the Reporting Persons is 8235 Forsyth Blvd., Suite 400, St. Louis, Missouri 63105.

(c)	The principal business of the Reporting Persons is the supply, storage, distribution and marketing of refined petroleum products and the investment in entities involved in such activities. Mr. Novelly’s principal occupation is Chief Executive Officer of Apex Oil Company, Inc.

(d)-(e)	During the past five years, none of the Reporting Persons have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Novelly is a citizen of the United States.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, board of directors and each person controlling the Reporting Persons, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D is provided on Schedule I hereto and is incorporated by reference herein. Except as otherwise noted on Schedule I, none of the Listed Persons have any beneficial interest in any Common Units. To the Reporting Persons’ knowledge, none of the persons listed on Schedule I as a director or executive officer of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On June 26, 2014, the Novelly Dynasty Trust acquired from Global 250,000 Restricted Common Units in exchange for $4,907,500. The Restricted Common Units were originally granted to Paul A. Novelly on April 23, 2014, who promptly transferred such Restricted Common Units to Global in exchange for $4,907,500. The Restricted Common Units remain subject to restrictions under the Restricted Unit Agreement between the Issuer and Paul A. Novelly and will vest on April 23, 2017 subject to continued service by Paul A. Novelly with the Issuer. The source of funds for the purchase by the Novelly Dynasty Trust was working capital.

Between the filing date of the Schedule 13D on March 26, 2015 and the filing date of this Amendment No. 1, Paul A. Novelly, indirectly through Global, has purchased in the open market 352,662 Common Units at a weighted average price of $13.61 and a total consideration of $4,798,877.32. The source of funds for these purchases was from the working capital of Global.

Item 4.	Purpose of Transaction

World Point, CPT 2010 and the Novelly Trusts filed a Schedule 13G on February 10, 2014 reporting their aggregate beneficial ownership of 6,423,007 Common Units and 16,485,507 Subordinated Units, representing approximately 69.3% of the Issuer’s then outstanding limited partner interests. Between the date of the Schedule 13G and December 31, 2014, CPT 2010 transferred the 6,423,007 Common Units it held to World Point. On January 1, 2015, Apex acquired 1,550,000 Common Units which necessitated the inclusion of Apex, Apex Holding and Mr. Novelly as Reporting Persons under a Schedule 13D.

On April 23, 2014, Paul A. Novelly was granted 250,000 Restricted Common Units, as defined in the LTIP, which were promptly transferred to Global for $4,907,500. Mr. Novelly is the Chairman of Global and thus may be deemed to indirectly beneficially own the securities held by Global. On June 26, 2014, the Novelly Dynasty Trust acquired from Global 250,000 Restricted Common Units, as defined in the LTIP, in exchange for $4,907,500. That transaction was incorrectly omitted from the Schedule 13D and the Restricted Common Units were reported as owned by Global. Between the filing date of the Schedule 13D on March 26, 2015 and the filing date of this Amendment No. 1, Paul A. Novelly, indirectly through Global, acquired 352,662 Common Units at a weighted average price of $13.61 and a total consideration of $4,798,877.32. This Amendment No. 1 reports all of the Common Units and Subordinated Units previously reported on the Schedule 13D and the additional Common Units acquired by the Reporting Persons after the date of the Schedule 13D filing, bringing the Reporting Persons’ aggregate beneficial ownership to 9,180,669 Common Units and 16,485,507 Subordinated Units, or approximately 73.6% of the Issuer’s current outstanding limited partner interests.

The Reporting Persons acquired the Common Units and Subordinated Units described in this Amendment No. 1 as consideration for the contribution of assets to the Issuer and for general investment purposes. However, the Reporting Persons may be deemed to control the Issuer by virtue of World Point’s ownership of WPT GP, which is responsible for the management of the Issuer as its general partner. World Point appoints the board of WPT GP pursuant to the Amended and Restated Limited Liability Company Agreement of WPT GP (the “LLC Agreement”). Therefore, through the right to manage WPT GP, the Reporting Persons have the ability to influence the management, policies and control of the Issuer with the purpose of increasing the value of the Issuer, and thus of the Reporting Persons’ investment.

The Reporting Persons review their investment in the Issuer on a continuing basis. Depending upon overall market conditions, the performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Common Units and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. Mr. Novelly already serves as the Chairman of World Point, which controls WPT GP, the general partner of the Issuer. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.

Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Common Units by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and applicable state securities or “blue sky” laws.

Except as noted above, the Reporting Persons do not currently have any plans or proposals which relate to or would result in any matters set forth in Items 4(a) through 4(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b)	The beneficial ownership percentage of the Reporting Persons is calculated based upon 18,375,507 Common Units and 16,485,507 Subordinated Units of the Issuer reported to be outstanding as of May 6, 2016, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q filed on May 9, 2016. The number of units the Reporting Persons have power to vote or power to dispose or to direct the disposition of below is based on the assumption of all Subordinated Units being converted into Common Units.

1.	World Point Terminals, Inc.

a. Amount beneficially owned: 6,423,007 Common Units and 16,485,507 Subordinated Units

b. Percent of class: 65.7%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 22,908,514

ii. Shared power to vote or to direct the vote: 0

iii. Sole power to dispose or to direct the disposition of: 22,908,514

iv. Shared power to dispose or to direct the disposition of: 0

2.	CPT 2010, LLC

a. Amount beneficially owned: 16,485,507 Subordinated Units

b. Percent of class: 47.3%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 16,485,507

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 16,485,507

3.	The Novelly Dynasty Trust

a. Amount beneficially owned: 6,673,007 Common Units and 16,485,507 Subordinated Units

b. Percent of class: 66.4%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 250,000[1]

ii. Shared power to vote or to direct the vote: 22,908,514

iii. Sole power to dispose or to direct the disposition of: 250,0001

iv. Shared power to dispose or to direct the disposition of: 22,908,514

4.	The Novelly Family Trust

a. Amount beneficially owned: 6,423,007 Common Units and 16,485,507 Subordinated Units

b. Percent of class: 65.7%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 22,908,514

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 22,908,514

5.	Apex Oil Company, Inc.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

6.	Apex Holding Co.

a. Amount beneficially owned: 1,550,000 Common Units

b. Percent of class: 4.4%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 0

iv. Shared power to dispose or to direct the disposition of: 1,550,000

____________________

1 Restricted Common Units granted to Paul A. Novelly that vest April 23, 2017 subject to forfeiture if Paul A. Novelly’s services to the Issuer are terminated for any reason.

7.	Paul A. Novelly

a. Amount beneficially owned: 2,507,662 Common Units

b. Percent of class: 7.2%

c. Number of units as to which the person has:

i. Sole power to vote or to direct the vote: 957,662

ii. Shared power to vote or to direct the vote: 1,550,000

iii. Sole power to dispose or to direct the disposition of: 957,662

iv. Shared power to dispose or to direct the disposition of: 1,550,000

After giving effect to the transactions described in Item 3, (i) CPT 2010 is the direct holder of 16,485,507 Subordinated Units, (ii) World Point is the direct holder of 6,423,007 Common Units, (iii) Apex is the direct holder of 1,550,000 Common Units, (iv) the Novelly Dynasty Trust is the direct holder of 250,000 Restricted Common Units and (iv) Global is the direct holder of 957,662 Common Units.

World Point is the sole member of CPT 2010 and therefore indirectly beneficially owns the Subordinated Units held by CPT 2010. The Novelly Dynasty Trust and the Novelly Family Trust collectively own a controlling interest in World Point and therefore may be deemed to indirectly beneficially own the Common Units and Subordinated Units beneficially owned by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby but may exercise such control only with a majority of the trustees and therefore are not deemed to beneficially own any of the units held directly or indirectly by World Point.

Apex Holding is the sole shareholder of Apex and therefore indirectly beneficially owns the Common Units held by Apex. No shareholder of Apex Holding has a majority interest in Apex Holding, and, as such, no individual shareholder of Apex Holding is deemed to hold any beneficial ownership in the Common Units indirectly beneficially owned by Apex Holding. Paul A. Novelly is the sole director and Chief Executive Officer of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding except to the extent of his pecuniary interest therein.

Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the units held by Global, but disclaims beneficial ownership of the units held by Global except to the extent of his pecuniary interest therein.

(c)	Since the filing date of the Schedule 13D and prior to April 18, 2016, Paul A. Novelly, indirectly through Global, purchased 232,143 Common Units at a weighted average price of $12.866. During the past sixty days, the Reporting Persons and Listed Persons on Schedule I have made the purchases and sales of Common Units described on Appendix A hereto.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Units reported on the cover pages of this Amendment No. 1 and in this Item 5.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No amendments are made to this section.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2016

World Point Terminals, Inc.

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

CPT 2010, LLC

/s/ Jonathan Q. Affleck
By:	Jonathan Q. Affleck
Its:	Chief Financial Officer

The Novelly Dynasty Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

The Novelly Family Trust

Signature:	/s/ P.A. Novelly II
Name:	P.A. Novelly II, as Trustee

Signature:	/s/ Steven G. Twele
Name:	Steven G. Twele, as Trustee

Signature:	/s/ Karon M. Burns
Name:	Karon M. Burns, as Trustee

Apex Oil Company, Inc.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Apex Holding Co.

/s/ Paul A. Novelly
By:	Paul A. Novelly
Its:	Chief Executive Officer

Paul A. Novelly

/s/ Paul A. Novelly

Schedule I

Information regarding each director and executive officer of the Reporting Persons is set forth below.

REPORTING PERSON: WORLD POINT TERMINALS, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chairman	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Donald C. Bedell (3) (4)	Director	731 N. Main St., Sikeston, MO 63801	Chairman of the Board – Castle Partners	United States	15,600
G. Louis Graziadio, III (3)(5)	Director	149 Palos Verdes Blvd., Suite G Redondo Beach, CA 90277	President and Chief Executive Officer – Second Southern Corp.	United States	3,334
John F. Grundhoffer (3) (4)	Director	200 S Sixth Street, Suite 1160 Minneapolis, MN 55402	Private Investor	United States	20,000
Robert G. Jennings (6)	Director	17 Prospect Heights Canmore, AB T1W252	Private Investor	Canada	10,000
Edwin A. Levy (3) (4) (7)	Director	366 Madison Avenue, 14th Floor, New York, NY 10017	Advisor – Levy Harkins & Co, Inc.	United States	19,562
Frank E. Walsh (3) (6) (8)	Director	330 South Street Morristown, NJ 07962	Manager – Jupiter Capital Management Partners, LLC	United States	24,000
Jonathan Q. Affleck	Vice President and Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	467
Elizabeth A. McGee	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Controller of World Point Terminals, LP	United States	0
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of the Issuer’s general partner, WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in World Point and as such, may be deemed to indirectly own the securities held by World Point. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust and thus are not deemed to beneficially own the securities indirectly owned by the Novelly Trusts.

(2)

Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Messrs. Bedell, Graziadio, Grundhoffer, Levy and Walsh own minority interests in World Point. Each of them disclaims beneficial ownership of securities of the Issuer held by World Point.

(4)	Includes 10,000 restricted Common Units granted from the Issuer's LTIP of which one-third vested on each of September 24, 2014 and 2015 and one-third will vest on September 24, 2016.

(5) (6)	Includes 3,334 restricted Common Units granted from the LTIP which will vest on September 24, 2016. Includes 10,000 restricted Common Units granted from the LTIP which will vest on September 24, 2016.

(7)

Includes 4,781 Common Units held by the Edwin Levy Irrevocable Trust (the “E.L. Trust”), as to which Mr. Levy serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the E.L. Trust, except to the extent of his pecuniary interest therein; and 4,781 Common Units held by the Carolyn Levy Irrevocable Trust (the “C.L. Trust”), as to which the Mr. Levy's spouse serves as the trustee. Mr. Levy disclaims beneficial ownership of the securities held by the C.L. Trust, except to the extent of his pecuniary interest therein.

(8)	Includes 14,000 Common Units held by the WFT 2005 Trust, as to which Mr. Walsh is not a trustee, but is a beneficiary. Mr. Walsh disclaims beneficial ownership of the securities held by the WFT 2005 Trust, except and to the extent of his pecuniary interest therein.

REPORTING PERSON: THE NOVELLY DYNASTY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	3,000
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

REPORTING PERSON: THE NOVELLY FAMILY TRUST
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
P.A. Novelly II (1)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	President – SAGM Holdings, LLC	United States	0
Steven G. Twele (2)	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Vice President and Chief Financial Officer – WPT GP, LLC	United States	3,000
Karon M. Burns	Trustee	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0

(1)	Mr. Novelly is president of SAGM Holdings, LLC, the general partner of Global, and a trustee and beneficiary of the Novelly Trusts. Mr. Novelly disclaims beneficial ownership of the securities of the Issuer held by World Point, Global, and the Novelly Trusts, except and to the extent of his pecuniary interest therein.

(2)	Mr. Twele owns a minority interest in World Point and is a trustee of the Novelly Trusts. Mr. Twele disclaims beneficial ownership of the securities of the Issuer held by World Point and the Novelly Trusts. Mr. Twele owns the Common Units jointly with his spouse.

REPORTING PERSON: APEX OIL COMPANY, INC.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0
Christine H. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc.	United States	1,200
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000
Eddie Evans	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Manager – Apex Oil Company, Inc.	United States	0

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in Parent and as such, may be deemed to indirectly own the securities held by Parent. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)

Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns minority interests in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point.

REPORTING PERSON: APEX HOLDING CO.
Name	Affiliation with Reporting Person	Business Address	Principal Occupation or Employment	Citizenship	Amount Beneficially Owned
Paul A. Novelly (1) (2)	Director/President & Chief Executive Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Executive Officer – Apex Oil Company, Inc.	United States	2,507,662
Christopher J. Schmitt (3)	Chief Financial Officer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Chief Financial Officer – Apex Holding Co. & Apex Oil Company, Inc.	United States	4,000
Karon M. Burns	Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Administrative Assistant	United States	0
Christine M. Hughes	Treasurer	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Treasurer – Apex Oil Company, Inc	United States	1,200
Joseph H. Ingram	Assistant Secretary	8235 Forsyth Boulevard, Suite 400 St. Louis, Missouri 63105	Tax Director – World Point Terminals, LP	United States	1,000

(1)	Excludes Common Units deemed directly or indirectly held by the Novelly Trusts, World Point, or CPT 2010. The Novelly Trusts are trusts established by Paul A. Novelly, the chairman and chief executive officer of WPT GP, for the benefit of his children and family members. Mr. Novelly is neither a trustee nor a beneficiary of the Novelly Trusts, which are irrevocable. The Novelly Trusts collectively own a controlling interest in Parent and as such, may be deemed to indirectly own the securities held by Parent. P.A. Novelly II, Steven G. Twele and Karon M. Burns (collectively, the “Trustees”) serve as trustees of each of the Novelly Trusts and have shared investment and voting control over the securities held thereby, but may exercise such control only with the support of a majority of the trustees of each Novelly Trust. The Trustees and Mr. Novelly disclaim beneficial ownership of the securities of the Partnership held by World Point and/or the Novelly Trusts.

(2)

Includes (i) 1,550,000 Common Units held directly by Apex, of which Apex Holding is the sole shareholder and (ii) 957,662 Common Units held directly by Global. Mr. Novelly is the sole director of Apex Holding and thus may be deemed to indirectly beneficially own the Common Units indirectly held by Apex Holding. Mr. Novelly disclaims beneficial ownership of the units held indirectly by Apex Holding, except to the extent of his pecuniary interest therein. Mr. Novelly is the Chairman of Global and, as such, may be deemed to indirectly beneficially own the Common Units held by Global. Mr. Novelly disclaims beneficial ownership of the Common Units held by Global except to the extent of his pecuniary interest therein.

(3)	Mr. Schmitt owns a minority interest in World Point. He disclaims beneficial ownership of securities of the Issuer held by World Point.

Appendix A – Transactions in Common Units During the Past Sixty Days

Date	Buy or Sell	Quantity	Price Per Unit (Before Commission)	Reporting Person
05/12/2016	B	2,200	14.7968	Paul A. Novelly
05/16/2016	S	2,800	15.0477	G. Louis Graziadio, III
05/16/2016	B	6,000	15.0352	Paul A. Novelly
05/17/2016	S	5,600	15.3536	G. Louis Graziadio, III
05/18/2016	S	4,125	15.1829	G. Louis Graziadio, III
05/19/2016	S	2,541	15.0909	G. Louis Graziadio, III
05/19/2016	B	100	14.90	Paul A. Novelly
06/02/2016	B	45,431	15.0525	Paul A. Novelly
06/03/2016	B	13,857	15.00	Paul A. Novelly
06/09/2016	B	7,650	15.10	Paul A. Novelly
06/13/2016	B	2,271	15.0934	Paul A. Novelly
06/14/2016	B	12,999	15.0481	Paul A. Novelly
06/16/2016	B	20,011	14.9797	Paul A. Novelly
06/17/2016	B	10,000	15.10	Paul A. Novelly